SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number 1-4802

BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN

(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY

(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey		07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)		(ZIP CODE)
(201) 847-6800
(TELEPHONE NUMBER)

1.	FINANCIAL STATEMENTS AND SCHEDULES.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of June 30, 2011 and 2010

Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2011

Notes to Financial Statements

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

ANNUAL REPORT ON FORM 11-K FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Becton, Dickinson and Company Savings Incentive Plan Years Ended June 30, 2011 and 2010 With Report of Independent Registered Public Accounting Firm

Annual Report on Form 11-K

Becton, Dickinson and Company

Savings Incentive Plan

Financial Statements and Supplemental Schedule

Years Ended June 30, 2011 and 2010

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended June 30, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2011 and 2010, and the changes in its net assets available for benefits for the year ended June 30, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

December 13, 2011

Becton, Dickinson and Company

Savings Incentive Plan

Statements of Net Assets Available for Benefits

	June 30
	2011	2010
Assets
Investments at fair value:
Becton, Dickinson and Company Common Stock (4,033,526 shares and 4,683,204 shares, respectively)	$347,568,935	$316,678,254
Common collective trusts:
S&P 500 Index Securities Lending Series Fund – Class I	203,848,593	154,651,591
S&P MidCap Index Non-lending Series Fund – Class A	152,743,418	104,809,681
State Street Short-Term Investment Fund	520,266	274,555
SsgA Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I	81,035,186	60,356,718
SSgA Enhanced U.S. Small Cap Blend Securities Lending Series Fund Class I	70,138,091	44,042,637
BlackRock Life Path Retirement	49,528,390	40,666,698
BlackRock Life Path 2020	122,459,138	87,985,651
BlackRock Life Path 2030	50,620,440	32,988,714
BlackRock Life Path 2040	30,908,517	19,687,402
BlackRock Life Path 2050	4,288,819	1,386,433
Investment contracts	436,981,781	421,579,252

Total investments	1,550,641,574	1,285,107,586

Notes receivable from participants	32,312,069	30,918,348
Interest receivable	1,360	1,001
Other	925,177	641,030
Cash and cash equivalents	22,547,387	22,238,915

Total assets	1,606,427,567	1,338,906,880

Liabilities
Payable for investment purchases	570,695	—
Investment management fees payable	308,169	286,516

Total liabilities	878,864	286,516

Net assets available for benefits, reflecting investments at fair value	1,605,548,703	1,338,620,364
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,242,695)	(22,289,760)

Net assets available for benefits	$1,584,306,008	$1,316,330,604

See notes to financial statements.

Becton, Dickinson and Company

Savings Incentive Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2011

Additions:
Participants’ contributions	$76,973,642
Rollover contributions	6,720,221
Company contributions	31,457,058
Interest income	17,905,006
Dividends	6,943,486

139,999,413
Deductions:
Distributions to participants	122,717,688
Administrative expenses and other	1,670,645

124,388,333

Net appreciation in fair value of investments	252,364,324

Net increase in net assets available for benefits	267,975,404

Net assets available for benefits at beginning of year	1,316,330,604

Net assets available for benefits at end of year	$1,584,306,008

See notes to financial statements.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements

June 30, 2011

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the “Plan”) are maintained on the accrual basis of accounting.

Cash and Cash Equivalents

The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Becton, Dickinson and Company (the “Company”) and the Plan.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expenses when they are incurred. No allowance for credit losses has been recorded as of June 30, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Investments

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures [although certain of these new disclosures will not be required for nonpublic entities]. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (“ASC 820”) to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

2. Description of the Plan

General

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and Company. Full-time and part-time employees of Becton, Dickinson and Company and certain of its domestic subsidiaries are eligible for participation in the Plan on the first enrollment date coincident with or next following their date of hire. Becton, Dickinson and Company is the sponsor of the Plan.

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 20%. In August 2011 the maximum was increased to 60% of pay. For purposes of the Plan, total pay includes base pay, overtime compensation, commissions and bonuses paid.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Pre-tax contributions are subject to annual Internal Revenue Code limitations of $16,500 plus a catch-up contribution of $5,500 for participants age 50 and older for 2011 and 2010.

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. For fiscal 2011 the Plan has authorized the Company to make bi-weekly contributions to the Plan in an amount equal to 75% of eligible employee contributions during said period less any forfeitures.

Employee contributions can be in either before-tax (“401(k)”) dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 401(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to the employee exceeds the amount of after-tax dollars the employee has contributed to the Plan.

Employee contributions are invested, at the option of the employee, in any of the available funds in 1% increments.

State Street Bank & Trust Company (“State Street Bank”) is the Plan’s Trustee. State StreetGlobal Advisors (SSgA) is the investment manager of the S&P 500 Index Securities Lending Series Fund – Class I, the S&P MidCap Index Non-Lending Series Fund Class A, the Short-Term Investment Fund, the Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I, the Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I, and the Becton, Dickinson and Company Common Stock Fund . Invesco Advisors, Inc. is the investment manager of the Synthetic GICs and BlackRock is the investment manager of the Life Path Retirement Fund, Life Path 2020 Fund, Life Path 2030 Fund, Life Path 2040 Fund, and Life Path 2050 Fund. Collectively these are the funds of the Plan (“Funds”).

The assets of the Company Common Stock Fund are invested in shares of the Company’s common stock. Effective March 23, 2009 the Board of Directors approved a resolution such that a participant whose Company stock fund balance is 10% or less of their total Plan balance may

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

not elect to invest more than 10% of future contributions in the Company stock fund, and a participant whose Company stock fund balance is greater than 10% of their total Plan balance may not elect to invest any future contributions in the Company stock fund. However, if a participant’s balance was greater than 10% of their total Plan balance, as of the effective date, July 30, 2009, the funds do not need to be reallocated. The Trustee has advised that its present intention is to purchase the Company’s common stock exclusively on the open market. Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions.

Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The State Street Short-Term Investment Fund is a holding account and represents funds received awaiting allocation to an investment fund.

The Plan also has loan provisions whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set quarterly. Total loans to a participant cannot exceed the lesser of 50% of the participant’s vested balance or $50,000. Employees are required to make installment payments at each payroll date. The outstanding balance of a loan becomes due and payable upon an employee’s termination. Should an employee, upon termination, elect not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

The Plan provides for vesting in employer matching contributions based on years of service as follows:

Full Years of Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	50%
3 years but less than 4 years	75%
4 years or more	100%

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants’ contributions are always 100% vested. Unallocated forfeitures balances as of June 30, 2011 and 2010 were approximately $325,000 and $180,000, respectively. For the year ended June 30, 2011, forfeitures used to reduce employer matching contributions were $829,438.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company’s contributions.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3. Investments

During 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Becton, Dickinson and Company Common Stock	$83,570,113
SSgA S&P 500 Index Securities Lending Series Fund – Class I	47,085,238
SSgA S&P MidCap Index Non-Lending Series Fund – Class A	41,546,137
SSgA Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I	18,917,310
SSgA Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I	20,019,072
BlackRock Path Retirement	6,210,872
BlackRock Life Path 2020	19,352,791
BlackRock Life Path 2030	8,956,818
BlackRock Life Path 2040	6,114,541
BlackRock Life Path 2050	591,432

$252,364,324

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

ASC 820, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three Levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used to need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the valuation methodologies used for assets measured at fair value at June 30, 2011 as described below.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common collective trusts: Valued at the net asset value of shares held by the Plan at year end.

Cash equivalents: Comprised of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets provided by the financial institution managing this fund.

Company common stock: Valued at the closing price reported on the active market in which the security is traded.

Investment contracts: Comprised of Synthetic Guaranteed Investment Contracts, or “Synthetic GICs”, the fair value of which is equal to the total of the fair value of the underlying assets (units of various trust funds that hold high quality fixed-income securities) plus the total rebid value of related benefit-responsive insurance wrappers.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2011. During fiscal year 2011 there were no significant transfers of assets between levels 1, 2 and 3.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	Assets at Fair Value as of June 30, 2011
	Level 1	Level 2	Level 3	Total
Common collective trusts:
U.S. equities (a)	$—	$426,730,102	$—	$426,730,102
Non-U.S. equities (b)	—	81,035,186	—	81,035,186
Target retirement date funds (c)	—	257,805,304	—	257,805,304
Cash equivalents	520,266	—	—	520,266
Company common stock	347,568,935	—	—	347,568,935
Investment contracts		436,851,515	130,266	436,981,781

Total investments	$348,089,201	$1,202,422,107	$130,266	$1,550,641,574

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2010.

	Assets at Fair Value as of June 30, 2010
	Level 1	Level 2	Level 3	Total
Common collective trusts:
U.S. equities (a)	$—	$303,503,909	$—	$303,503,909
Non-U.S. equities (b)	—	60,356,718	—	60,356,718
Target retirement date funds (c)	—	182,714,898	—	182,714,898
Cash equivalents	274,555	—	—	274,555
Company common stock	316,678,254	—	—	316,678,254
Investment contracts	—	421,502,284	76,968	421,579,252

Total investments	$316,952,809	$968,077,809	$76,968	$1,285,107,586

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

(a) This category includes large-blend and mid-cap blend funds invested primarily in US common stocks. There are currently no redemption restrictions on these investments.

(b) This category includes funds invested in a variety of international stocks among developed and emerging markets. There are currently no redemption restrictions on these investments.

(c) This category includes investments in highly diversified funds with target-date portfolios for investors who have a specific date in mind for retirement or other goals. These funds contain a mix of US common stocks, non-US stocks, bonds and cash. There are currently no redemption restrictions on these investments.

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended June 30, 2011 and 2010.

	Year Ended June 30
	2011	2010
	Investment Contracts	Investment Contracts
Balance, beginning of year	$76,968	$349,297
Unrealized gains/(losses) relating to the instruments still held at the reporting date	53,298	(272,329)

Balance, end of year	$130,266	$76,968

Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments. The fair value of these Synthetic GICs is equal to the total of the fair value of the underlying assets plus the total wrapper rebid value. The wrapper rebid value is $130,266 and $76,968 at June 30, 2011 and 2010, respectively.

In determining the net assets available for benefits, the Synthetic GICs are recorded at gross fair value and adjusted to net contract value. Because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

available for benefits attributable to the Synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

The weighted average yield for the investment contracts was 3.89% and 4.37% at June 30, 2011 and 2010. The crediting interest rates ranged from 3.36% to 4.62% for the plan year ended June 30, 2011. Crediting interest rates are determined based on the balance and duration of the contract, with certain contracts subject to quarterly rate resets based on market indices. There are no minimum crediting interest rates or limitation on guarantees under the terms of the contracts.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

In addition, the Plan applied for a new determination letter in January, 2011 consistent with the Plan’s remedial amendment period.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of June 30, 2011 there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to June 30, 2008.

6. Related-Party Transactions

During the year ended June 30, 2011, the Plan purchased and sold 6,600 and 656,278 shares respectively, of the Company’s common stock and recorded $6,943,486 in dividends on the common stock from the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawn participants which have not yet been distributed from the Plan as of June 30, 2011 and 2010 amounted to $149,948 and $189,468, respectively. For the purpose of preparing the Plan’s Form 5500 such amounts are recorded as liabilities.

Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

Becton, Dickinson and Company

Savings Incentive Plan

Notes to Financial Statements (continued)

9. Subsequent Events

The Plan evaluates subsequent events and the evidence they provide about conditions existing at the date of the Statement of Net Assets Available for Benefits as well as conditions that arose after the Statement of Net Assets Available for Benefits date but before the financial statements are issued. The effects of conditions that existed at the date of the Statement of Net Assets Available for Benefits date are recognized in the financial statements. Events and conditions arising after the Statement of Net Assets Available for Benefits date but before the financial statements are issued are evaluated to determine if disclosure is required to keep the financial statements from being misleading.

To the extent such events and conditions exist, disclosures are made regarding the nature of events and the estimated financial effects for those events and conditions. For purposes of preparing the accompanying financial statements and the following notes to these financial statements, the Plan evaluated subsequent events through the date the financial statements were issued.

Becton, Dickinson and Company

Savings Incentive Plan

EIN: 22-0760120 Plan #: 011

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

June 30, 2011

	Identity of Issue, Borrower, Lessor or Similar Party and Description of Investment	Number of Units or Shares	Current Value

*	State Street Global Advisors	4,033,526	$347,568,935
	Becton, Dickinson and Company Common Stock

*	State Street Global Advisors	3,812,397	203,848,593
	S&P 500 Index Securities Lending Series Fund – Class I

*	State Street Global Advisors	20,518,676	152,743,418
	S&P MidCap Index Non-Lending Series Fund – Class A

*	State Street Global Advisors	42,108,958	520,266
	State Street Short-Term Investment Fund

*	State Street Global Advisors	51,175,713	81,035,186
	Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund – Class I

*	State Street Global Advisors	48,001,335	70,138,091
	Enhanced U.S. Small Cap Blend Securities Lending Series Fund – Class I

	BlackRock
	Life Path Retirement	3,777,965	49,528,390
	Life Path 2020	9,916,497	122,459,138
	Life Path 2030	4,296,792	50,620,440
	Life Path 2040	2,719,184	30,908,517
	Life Path 2050	350,792	4,288,819

Becton, Dickinson and Company

Savings Incentive Plan

EIN: 22-0760120 Plan #: 011

Schedule H, Line 4(i) – Schedule of Assets (continued)

(Held at End of Year)

June 30, 2011

	Identity of Issue, Borrower, Lessor or Similar Party and Description of Investment	Number of Units or Shares	Current Value

	IXIS Financial		$92,816,682
	GIC #1239-02, due at 3.36%

	J P Morgan Chase Bank
	GIC #ABECTON1, due at 4.62%		96,145,050

	Rabobank Nederland (IGT BIKRK Int GIC)
	BDX080301, due at 4.53%		72,860,985

	Monumental Life Insurance Company
	#MDA 00591TR, due at 3.50%		70,104,966

*	State Street Bank (IGT Invesco Short-Term Bond)
	GIC #103054, due at 3.53%		105,054,098

	Total investment contracts		436,981,781

			1,550,641,574

Notes receivable from participants (original note amounts ranging from $1,000 to $50,000 bearing interest at rates ranging from 4.25% to 6.0% with varying maturity dates)			32,312,069

			$1,582,953,643

*	As State Street Bank & Trust Company is the trustee of the plan, these represent party-in-interest transactions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Incentive Plan Committee of Becton, Dickinson and Company, the Plan Administrator of the Becton, Dickinson and Company Savings Incentive Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Becton, Dickinson and Company Savings Incentive Plan

Date: December 13, 2011

/s/ Gerald Caporicci

Member, Savings Incentive Plan Committee

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm